[redacted]

08028921

MMISSION
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BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8- 42007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5185 Peachtree Parkway, Ste 280
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark C. Mettelman (770) 840-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tauber & Balser, P.C.
(Name – *if individual, state last, first, middle name*)

1155 Perimeter Center West, Suite 600	Atlanta	GA	30338
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 21 2008

THOMSON
FINANCIAL

B

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/20

OATH OR AFFIRMATION

I, Mark Mettelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

COREY MATTHEW PUGH
MY COMMISSION EXPIRES
FEB 22 2011
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control required by Rule 17a-5 of the Securities Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Table of Contents

TAUBER & BALSER P.C.
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statements of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tauber & Balser, P.C.

February 28, 2008

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200 Fx: 404-261-9481
www.tbcpa.com

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash and equivalents	$ 2,775,472	$ 1,931,172
Investments	940,046	732,911
Deposit with clearing organization	75,000	75,000
Receivable from clearing organization	433,894	327,329
Commissions receivable and other	494,978	405,310
Notes receivable from representatives	176,189	170,572
Furniture, computers and software, at cost, less accumulated depreciation of $255,476 and $171,122, respectively	309,781	340,014
Prepaid expenses	636,735	409,450
TOTAL ASSETS	$ 5,842,095	$ 4,391,758
LIABILITIES		
Commissions payable to brokers	$ 1,284,761	$ 1,413,760
Accounts payable	377,756	479,194
Accrued expenses	301,925	159,207
Accrued rent obligation	92,043	45,839
TOTAL LIABILITIES	2,056,485	2,098,000
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 100,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	441,695	441,695
Retained earnings	3,342,915	1,851,063
TOTAL STOCKHOLDERS' EQUITY	3,785,610	2,293,758
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,842,095	$ 4,391,758

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions and related income	$ 35,333,825	$ 24,779,421
Investment advisory fees	21,666,235	12,909,440
Interest income	797,161	578,334
Other	1,608,253	841,726
TOTAL REVENUES	59,405,474	39,108,921
EXPENSES		
Agent commissions	48,558,536	31,878,227
Employee compensation and benefits	3,771,029	2,370,099
Clearing and brokerage	928,622	447,745
Communications and data processing	374,592	281,030
Occupancy	320,653	244,572
Professional fees	316,252	462,430
Licenses and permits	190,707	144,336
Travel	196,309	151,759
Other	1,306,922	1,278,280
TOTAL EXPENSES	55,963,622	37,258,478
NET INCOME	$ 3,441,852	$ 1,850,443

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
BALANCES AT DECEMBER 31, 2005	100,000	$ 1,000	$ 441,695	$1,837,986	$ 2,280,681
NET INCOME	-	-	-	1,850,443	1,850,443
DISTRIBUTIONS PAID	-	-	-	(1,837,366)	(1,837,366)
BALANCES AT DECEMBER 31, 2006	100,000	1,000	441,695	1,851,063	2,293,758
REPURCHASE OF COMMON SHARES FROM STOCKHOLDER	(1,000)	(1)	(124,399)	-	(124,400)
SALE OF COMMON SHARES TO EMPLOYEES	1,000	1	124,399	-	124,400
NET INCOME	-	-	-	3,441,852	3,441,852
DISTRIBUTIONS PAID	-	-	-	(1,950,000)	(1,950,000)
BALANCES AT DECEMBER 31, 2007	100,000	$ 1,000	$ 441,695	$3,342,915	$ 3,785,610

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,441,852	$ 1,850,443
Adjustments:		
Depreciation	84,354	18,982
Loss on disposal of furniture and software	-	26,204
Gain on sale of investments	(1,138)	(7,978)
Amortization of forgiveable portion of notes receivable	73,804	35,625
Stock-based compensation	73,400	-
Changes In:		
Receivable from clearing organization	(106,565)	(72,820)
Commissions receivable and other	(89,668)	171,722
Prepaid expenses	(227,285)	(58,577)
Commissions payable to brokers	(128,999)	(186,380)
Accounts payable	(101,438)	244,311
Accrued expenses	142,718	(147,630)
Accrued rent obligation	46,204	(11,413)
Total adjustments	(234,613)	12,046
Net cash provided by operating activities	3,207,239	1,862,489
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposits with clearing organization	-	(25,000)
Proceeds from sale of investments	734,003	400,000
Purchase of investments	(940,000)	(459,003)
Issuance of notes receivable	(150,000)	(210,000)
Payments on notes receivable	70,579	3,803
Capital expenditures	(54,121)	(279,934)
Net cash used for investing activities	(339,539)	(570,134)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of common stock from stockholder	(124,400)	-
Proceeds from sale of common stock to employees	51,000	-
Distributions paid	(1,950,000)	(1,837,366)
Net cash used for financing activities	(2,023,400)	(1,837,366)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	844,300	(545,011)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,931,172	2,476,183
CASH AND EQUIVALENTS, END OF YEAR	$ 2,775,472	$ 1,931,172
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$ 12,391	$ 6,722

See notes to consolidated financial statements

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Triad Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Florida S corporation.

As a fully disclosed broker-dealer, the Company clears all securities trades through the use of a correspondent clearing firm and, therefore, does not hold customer funds or securities. The Company upholds an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit. The Company maintains adequate industry-acceptable plans should its relationship terminate with the clearing organization. Further, management estimates that utilizing an alternative clearing organization would not have a material effect on current or future financial condition and operations of the Company.

As a securities broker-dealer the Company offers several classes of services, including agency transactions, investment advisory services, and the distribution of variable and fixed insurance products to its customers located throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Triad Advisors, Inc. and the Company's wholly-owned inactive subsidiaries, Triad Insurance, Inc., Triad Insurance of Louisiana, Inc., Triad Insurance of Alabama, Inc., and Triad Insurance Agency of Massachusetts. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Securities transactions and variable and fixed insurance products and related revenues and expenses are recorded on trade date basis.

Investment fees, including certain investment advisory fees received quarterly, are recognized as earned over the term of the contract.

Commission income on the sale of insurance policies is recognized on the date on which (a) the insured is afforded protection under the policy (effective date); (b) the premium due under the policy can be reasonably estimated; and (c) the premium is billable to the client. The Company's policy for estimating allowances for return commissions on policy cancellations is to record an allowance based on a historical evaluation, a review of the current status of the accounts and subsequent actual cancellations.

Cash and Equivalents

For purposes of reporting cash flows, the Company considers instruments with original maturities of 90 days or less to be cash equivalents.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of deposits with and receivable from clearing organization and commissions receivable.

Concentrations with the clearing organization are shown on the statements of financial condition; commissions receivable are due from a large number of customers. These receivables are uncollateralized. The amount of accounting loss for which the Company is at risk in these unsecured receivables is limited to their carrying value.

Receivables

Receivables are stated at the amount management expects to collect. Based on management's assessment of credit history with the clearing organization, the depository institutions, and the representatives having outstanding balances and the Company's current relationship with them, it has concluded that realized losses on balances outstanding at year end will not be significant.

Investments

Investments, consisting of U.S. Treasury notes and certificates of deposit, are recorded at market value.

Depreciation

Depreciation is provided on a straight-line basis over the estimated lives of the assets.

Income Taxes

No provision is provided for Federal or state income taxes since the Company elected to be an S corporation and is therefore not a taxable entity. As a result of the S election, the individual stockholders report their distributive shares of the corporate income on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Legal Costs

Legal costs associated with litigation and other loss contingencies are charged to expense as services are rendered.

Reclassifications

The 2006 consolidated statement of financial condition and consolidated statement of cash flows have been restated to reclassify certain certificates of deposit from cash equivalents to investments.

NOTE B – RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization at December 31, 2007 and 2006 consisted of net fees and commissions earned on customers' transactions cleared within the normal course of business.

NOTE C – INVESTMENTS

Our investments at December 31, 2007 and 2006 consisted of the following:

Description	Gross Amortized Cost	Estimated Unrealized Gains	Estimated Market Value at 12/31/07	Maturity	Yield at 12/31/07
Certificates of deposit	$ 940,000	$ 46	$ 940,046	various	5.0 - 5.3%

Description	Gross Amortized Cost	Estimated Unrealized Losses	Estimated Market Value at 12/31/06	Maturity	Yield at 12/31/06
Certificates of deposit	$ 410,000	$ (997)	$ 409,003	various	3.5 - 5.2%
U.S. Treasury note	325,000	(1,092)	323,908	02/15/07	2.25%
	$ 735,000	$ (2,089)	$ 732,911		

NOTE D – NOTES RECEIVABLE FROM REPRESENTATIVES

Notes receivable from representatives consist of unsecured interest bearing loans with maturities ranging from one to five years.

The Company makes loans or pays advances to representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels.

NOTE E – LEASE COMMITMENTS

The Company leases office space and equipment under noncancellable operating leases expiring through 2012. Under its office lease, which was for new office space with occupancy beginning November 2006, the Company is required to pay additional rent for excess operating expenses on an annual basis. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease. The Company has recorded a liability to reflect the excess of rent expense over cash payments since inception of the lease.

Future minimum lease payments for the years ended December 31 are as follows:

2008	$ 197,645
2009	201,615
2010	205,612
2011	209,723
2012	106,435
	$ 921,030

Rent expense included in the consolidated statements of income for the years ended December 31, 2007 and 2006 consisted of the following:

	2007	2006
Minimum rentals	$190,174	$237,002
Increase (decrease) in accrued rent obligation	46,204	(11,413)
Total rent expense	$236,378	$225,589

NOTE F – RELATED PARTY TRANSACTIONS

During both 2007 and 2006 the Company incurred and paid directors fees of $24,000. These directors are also shareholders of the Company.

Also during both 2007 and 2006 the Company incurred and paid approximately $120,000 for business consulting services to an individual who is a shareholder and director of the Company.

During 2006 the Company made a $15,000 investment in a company that is owned by two of its shareholders. At December 31, 2006, this investment was written off as management concluded it to have no value.

NOTE G – DEFINED CONTRIBUTION PLAN

For the years ended December 31, 2007 and 2006, the Company's contributions to its 401(k) defined contribution plan were approximately $27,200 and $17,800, respectively.

NOTE H – CONTINGENCIES

The Company can be subject to arbitration, legal proceedings and claims which arise in the ordinary course of its business.

The Company settled one of the two prior year existing arbitrations during 2007. One matter is ongoing and the details are as follows:

In June 2006, an arbitration claim was filed against the Company relating to an entity that was mistakenly asserted as a predecessor of Triad Advisors, Inc. The claim is asserted against the Company, on behalf of a person who never had an account with the Company, for failing to supervise a person who was never a registered representative of the Company. The claim seeks recovery in excess of $324,000 plus an unspecified amount of punitive damages in excess of $677,000, and disgorgement and attorney's fees. The Company's insurance company has denied any coverage of the claim because the claim does not assert a claim against a registered representative of the Company. The Company, after discussion with legal counsel, believes the claim has no merit and intends to vigorously defend this case. There can be no assurance, however, that the Company will be successful in its defense and it is too early at this time to predict a probable outcome.

The Company maintains in-force errors and omissions insurance to protect the Company in the event of an adverse ruling or award stemming from any customer claim.

NOTE I – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

At December 31, 2007, the Company had net capital of $2,419,832 which was $2,169,832 in excess of its required net capital. The Company's net capital ratio was .85 to 1 at December 31, 2007.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital	
Total consolidated stockholders' equity qualified for net capital	$ 3,785,610
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	3,785,610
Deductions and/or charges:	
Nonallowable assets:	
Unsecured receivables, net	293,949
Furniture, computers and software, net	309,781
Prepaid errors and omissions insurance	421,412
Other assets	298,872
Total nonallowable assets	1,324,014
Net capital before haircuts on securities positions	2,461,596
Haircuts on securities:	
Other securities (treasury notes, CD's and money market funds)	41,764
Net Capital	2,419,832
Computation of basic net capital requirement	
Minimum net capital required	250,000
Excess Net Capital	$ 2,169,832
Aggregate indebtedness	
Items included in the consolidated statement of financial condition:	
Commissions payable to brokers	$ 703,562
Accounts payable	57,083
Accrued expenses	1,295,840
Total aggregate indebtedness	$ 2,056,485
Ratio: Aggregate indebtedness to net capital	.85 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,298,418
Change in net capital from that reported in FOCUS report as a result of various audit adjustments	121,414
Net capital per above	$ 2,419,832

Since there were no other material differences, other reconciliations as required by Rule 17a-5(d)(4) are not provided.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2007

Triad Advisors, Inc. is exempt from providing this schedule as a broker-dealer which does not carry customer accounts.

TAUBER & BALSER P.C.
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

In planning and performing our audit of the consolidated financial statements of Triad Advisors, Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200 Fx: 404-261-9481
www.tbcpa.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanner Baker, P.C

February 28, 2008

END